07007209

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NOV 29 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38765 47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 6th floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gary R. Stuber 212-801-9788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R.Stuber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANZ Securities, Inc., as of November 13, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMELIA V. ANDERSON
Notary Public, State of New York
Registration #01AN6044376
Qualified In New York County
My Commission Expires July 3, 2011

Amelia V. Anderson
Notary Public

Gary R Stuber
Signature

Secretary
Title

• This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the "Company"), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2007

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2007

Assets		
Cash and cash equivalents (notes 3 and 5)	$	5,460,593
Receivable from Ultimate Parent (note 5)		92,231
Securities owned, at market value (note 7)		10,018,800
Accrued interest receivable		35,479
Private placement and underwriting fees receivable		557,901
Total assets	$	16,165,004
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses (note 5)	$	1,417,208
Total liabilities		1,417,208
Commitments and contingent liabilities (note 6)		
Subordinated borrowings (notes 4 and 5)		10,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued and outstanding, 200 shares		548,487
Retained earnings		4,199,309
Total stockholder's equity		4,747,796
Total liabilities and stockholder's equity	$	16,165,004

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the "Company") is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the "Ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company deals in Australian and New Zealand fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing and settlement services for the Company.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Securities Owned

Investment securities owned are valued at market value.

Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures and equipment used in the daily operation are rented, at an arms-length, from the Ultimate Parent's New York branch.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2007 is as follows:

JPMorgan Chase Money Market Account	$	5,237,603
JPMorgan Chase Payroll Account		69,007
Pershing Clearing Account		100,000
Pershing Operating account		3,556
ANZ Banking Group Limited, New York Branch – Operating Account		50,427
Total cash and cash equivalents	$	5,460,593

(4) Subordinated Borrowings

The Company has a subordinated loan outstanding in the amount of $10 million from its Parent (Subordinated Loan). The Parent irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company. Under the agreement, as amended on April 5, 2007, the Company will pay the Parent, or assign on April 30, 2010, the amount borrowed. Additionally, interest will be paid at the rate of 4.77% per annum from date of the agreement to April 30, 2008 and at the rate of LIBOR plus 24 basis points from thereon. At the option of the Company, but not at the option of the Parent, payment of all or any part of the Payment Obligation, as defined, prior to the maturity date may be made by the Company only upon receipt of the prior written approval of the FINRA, but in no event may any prepayment be made before the expiration of one year from the date the loan agreement became effective.

The Company received approval from the FINRA that the Subordinated Loan meets the FINRA's subordination requirements. It is included in net capital in the Computation of Net Capital under Rule 15c3-1 of the SEC (see note 8).

(5) Related Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of and for the year ended September 30, 2007.

Statement of financial condition:		
ANZ Banking Group Limited,		
New York Branch – Operating Account	$	50,427
Receivable from Ultimate Parent		92,231
Subordinated borrowings		10,000,000
Accounts payable		241,812

(6) Commitments and Contingent Liabilities

At September 30, 2007 future minimum rental payments under a rental agreement with the Parent and expiring in 2010 were approximately as follows:

		Amount
Year ending September 30:		
2008	$	40,620
2009		40,620
2010		6,770
Total	$	88,010

(7) Securities Owned

As of September 30, 2007, the Company has an investment in a U.S. Government Treasury Note of $10,018,800 stated at market value, with a maturity of February 29, 2008. Custody of this investment is held by the custodian bank, JP Morgan Chase.

(8) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances.

At September 30, 2007, the Company had net capital of $13,861,476, which is in excess of its required net capital of $250,000 by $13,611,476, which is in compliance with required net capital ratios in accordance with SEC Rule 15c3-1.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5
for a Broker-Dealer claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the statement of financial condition of ANZ Securities, Inc. (the "Company"), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2007

END